Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                February 5, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8495
                                 UBS MATIS 2020
                                 (the "Trust")
                      CIK No. 1793480 File No. 333-235787
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE INCLUDE AN 80% POLICY PER RULE 35D-1.

      Response: In accordance with this comment, the following sentence has been added to the "Objective" section of the prospectus:

      Under normal circumstances, the Trust will invest at least 80% of its assets in the securities identified by the UBS MATIS model (defined below).

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                                _________________________
                                                Daniel J. Fallon